

August 3, 2015

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

   Re: TAL International Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 19, 2015
     Form 10-Q for Fiscal Quarter Ended March 31, 2015
     Filed May 6, 2015
     File No. 1-32638

Dear Mr. Burns:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>General</u>

1. You state on page 10 of the 10-K that your customer CMA CGM accounted for 16%, 17% and 16% of your leasing revenues in 2014, 2013 and 2012, respectively. The CMA-CGM.com website provides port schedules and contact information for offices in Sudan and Syria. You state on page 21 of the 10-K filed February 20, 2013 that a substantial portion of your containers are leased out and used by customers in geographic regions that include Africa and the Middle East, regions that include Sudan and Syria.

  Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Financial Statements, page F-1

Note 2- Summary of Significant Accounting Policies, page F-8

Equipment Held for Resale- Trading Activity, page F-10

3.   You indicate that equipment purchased for resale is reported as leasing equipment when the timeframe between when the equipment is purchased and leased back to the seller, and when it is sold is expected to be one year or greater. Please provide us with additional information regarding the nature of these transactions and your basis for this accounting. Specifically address (i) how and when you decide to lease equipment that was originally purchased for resale, (ii) whether you record subsequent changes to the fair value of these assets, and (iii) how you reflect the sale of this equipment in your Statements of Income.

Form 10-Q for the Quarter ended March 31, 2015

General

4.   We note from your press release issued April 29, 2015, which announced your results of operations for the quarter ended March 31, 2015, that your first quarter results were negatively impacted by a large transaction combining an early lease extension with a sizable pre-committed lease for new containers.

Please provide us with additional information regarding this transaction, including any related accounting implications. Please address the need to discuss this transaction in Management's Discussion and Analysis, or elsewhere in your filing, as it relates to your current and future results of operations and cash flows.

Form 8-K Filed April 29, 2015

Non-GAAP Financial Measures, page 9

5.   Please tell us, and expand the disclosure of "Adjusted EBITDA," to address the appropriateness of adding principal payments on finance leases in the calculation of this measure. In this regard, we note your disclosure that this measure is useful for evaluating your operating performance. You should specifically address why management believes this measure provides useful information to investors regarding your results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief